United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc. Form 10-K for Fiscal Year Ended June 30, 2009

Registration Statement File No. 0-29901

November 17, 2010

Ladies and Gentlemen,

This letter is in response to your supplemental comment letter dated October 22, 2010. Our responses to your letter are as follows below.  For your convenience, we have inserted the entire business summary to more easily allow you to assimilate our responses.

Comment 1.

We note the disclosure provided in response to comment one from our letter dated August 24, 2010.  Please provide the disclosure required by item 104(h)(4)(vii) of Regulation S-K regarding patents.  Disclose the patents and their duration.

A: Our technology is embodied in United States Patent # 7,762,715 which was issued July 27, 2010.  This patent relates to a method for processing a fluidic mixture in a multi-stage hydrodynamic cavitation device and is used for processing heterogeneous fluids by the controllable formation of cavitation bubbles.  The patent will expire February 27, 2029.  However, since this patent was issued on July 27, 2010 which is outside of the June 30, 2009 10K period, we are not disclosing it in this 10K-A but will instead include it in the 2010 10K-A

Comment 2.

We note the disclosure provided in response to comment one from our letter dated August 24, 2010.  Please remove the reference to “increased profitability for refiners” as there is no guarantee this systems [sic] will increase profitability.  Also, remove the statement that “not only does yield improve by [sic] costs are reduced as well”.  In addition, provide clear disclosure when discussing the intent of your product to reduce operating costs and improve yield that there is no guarantee that the actual final product developed will actually achieve these results.

A: We have amended the relevant portions of our business discussion to read as set forth below.  Rather than remove the reference to “increased profitability for refiners, we have stressed that the system is designed to improve the yield”.  Based on the sources quoted below, if the yield is increased, the system has potential to result in an increase in profitability (due to less oil loss).  We have stressed that if the design is successful, the system has the potential to result in increased profitability rather than making any kind of guarantee of profitability. We have also further emphasized the fact that the basis for these representations is testing that was previous conducted.  The prior version had already described the nature of the testing.  We have also added language to further emphasize that there are no guarantees as to forward looking statements.

The language is set forth below:

During the refining process, there is a certain volume of oil that is lost and trapped in gums. Oil trapped in gums reduces the yield.  That is, the efficiency or yield of the refining process is measured by minimizing oil loss. Our Green D+ Plus System is designed to improve the efficiency of the process by reducing the amount of oil that is lost or remains trapped in gums.  A means for detecting the percentage of oil present in gums is the Acetone Insoluble (AI) test. The industry average AI reading is approximately 70%.  The higher the AI reading, the lower the amount of oil trapped in gums, and therefore the higher the yield. As yield increases, profitability for the refiner increases.  Our system is designed to improve yield which, if successful, has the potential to result in an increase in profitability for refiners.   A source for industry average AI readings is as follows:  “Crude soybean lecithin contains about 70% AI” M.L. Nollet “The Handbook for Food Analysis: Physical Characterization and Nutrient Analysis” page 350.  As well as “AI% in dried gums – 65- 70%”, Logan, Andrew and Laval, Alfa “Degumming and Centrifuge Selection, Optimization and Maintenance” pages 10 and 13.  There is additional support for this in the following issued patent: Orthoefer, Frank T. “Cold -Water Dispersible Lecithin Concentrates” U.S. Patent #4,200,551 issued April 29, 1980. The relevant portion of the patent confirms “A commercial lecithin product is then obtained by drying the wet gum. Such commercial lecithin products generally have acetone insoluble (A.I) of at least 50 and are most typically within about the 60 to about 65 A.I. range”.

With respect to the requested removal of the statement “not only does yield improve but costs are reduced as well”, we have instead changed the paragraph to indicate that as a result of the lab testing described below there was a reduction in use of degumming agents.  Our testing indicated that in addition to improved yield, the reduction in the consumption of degumming agents is reduced.  It is our belief that a reduction in degumming agents is a cost savings to the plant.  As you have indicated, we have no guarantee that the final develop product will achieve these results in large scale or in commercially viable applications.  Therefore we have inserted the following language

“ Accordingly, our testing indicates that not only does yield improve but costs are reduced as well due to a reduction in the consumption of degumming agents.  There can be no guarantee that the results generated from testing will yield the same savings results in a commercially viable application.”.

 The complete paragraph is set forth below.

During July and September 2009, the Company conducted a number of tests at our Chatsworth, California facility using a commercial scale, (not a small-scale or lab bench test unit) flow-through Green D + Plus System with a daily capability of 200 tons of oil.  The batch volumes ranged from 20 to 40 liters at a time.  Oil samples were sent to Mid Continent Laboratories (Memphis, Tennessee) an independent lab certified by the American Oil Chemists Society (AOCS).  The oil samples were analyzed by Mid Continent before and after treatment.  Mid Continent conducted the analysis in accordance with AOCS official method Ja 4-46 for measuring AI.  Results show better than industry average AI readings which indicate that our Green D+ Plus System is able to produce a yield higher than the industry average. The higher yield/less oil loss is due to a reduction in the consumption of degumming reagents.   Accordingly, our testing indicates that not only does yield improve but costs are reduced as well due to a reduction in the consumption of degumming agents.  There can be no guarantee that the results generated from testing will yield the same savings results in a commercially viable application.

To provide context for the response, we have attached the complete and amended business summary.

ITEM 1.  BUSINESS

The following discussion includes forward-looking statements, including but not limited to, management’s expectations of competition; revenues, margin, expenses and other operating results or ratios; operating efficiencies; economic conditions; cost savings; capital expenditures; liquidity; capital requirements; acquisitions and integration costs; operating models; exchange rate fluctuations and rates of return.  We disclaim any duty to update any forward-looking statements.

Introduction

Hydrodynamic Technology, Inc., or the ("Company") was incorporated 29 January 2007 as a California corporation.  It is a wholly owned operating subsidiary of Cavitation Technologies, Inc., a Nevada corporation, and the parent company. The Company designs and engineers environmentally friendly NANO technology based systems that  have potential commercial applications in markets such as vegetable oil refining, renewable fuels, water purification, alcoholic beverage enhancement, algae oil extraction, and crude oil yield enhancement.  Our investment in R&D since inception on January 27, 2007 through June 30, 2009 is $2,438,498.

R&D has led to potential commercial products which include the Green D+Plus” System – a vegetable oil refining system, and the “Bioforce 9000 Skid System” which performs the transesterification process during the production of biodiesel. Both the Bioforce 9000 and the Green D+ Plus Systems use our unique patents pending, continuous flow-through, hydrodynamic NANO Technology in the form of, multi-stage cavitation reactors. Our technology process creates small particles in some cases smaller than one micron (nano particles) and bonds these particles at the molecular level. These reactors have no moving parts and are scalable to high volumes.  To date the Company has sold no products and has received no revenue from product sales.

Vegetable Oil Refining

Our Green D+ Plus System uses a patent pending NANO Cavitation Process that is designed to convert crude non-degummed vegetable oils into high quality de-gummed oils at lower costs and higher yields. Our Green D+ Plus System is designed to be used in the vegetable oil refining process to reduce operating costs and improve yield by increasing the efficiency in separating vegetable oils from impurities (gums).  We are conducting tests in order to demonstrate that our system can reduce operating costs by reducing the need for chemicals.  In addition, we are also conducting tests with the intention of demonstrating that our system can increase yield.

During the refining process, there is a certain volume of oil that is lost and trapped in gums. Oil trapped in gums reduces the yield.  That is, the efficiency or yield of the refining process is measured by minimizing oil loss. Our Green D+ Plus System is designed to improve the efficiency of the process by reducing the amount of oil that is lost or remains trapped in gums.  A means for detecting the percentage of oil present in gums is the Acetone Insoluble (AI) test. The industry average AI reading is approximately 70%.  The higher the AI reading, the lower the amount of oil trapped in gums, and therefore the higher the yield. As yield increases, profitability for the refiner increases.  Our system is designed to improve yield which, if successful, has the potential to result in an increase in profitability for refiners.   A source for industry average AI readings is as follows:  “Crude soybean lecithin contains about 70% AI” M.L. Nollet “The Handbook for Food Analysis: Physical Characterization and Nutrient Analysis” page 350.  As well as “AI% in dried gums – 65- 70%”, Logan, Andrew and Laval, Alfa “Degumming and Centrifuge Selection, Optimization and Maintenance” pages 10 and 13.  There is additional support for this in the following issued patent: Orthoefer, Frank T. “Cold -Water Dispersible Lecithin Concentrates” U.S. Patent #4,200,551 issued April 29, 1980. The relevant portion of the patent confirms “A commercial lecithin product is then obtained by drying the wet gum. Such commercial lecithin products generally have acetone insoluble (A.I) of at least 50 and are most typically within about the 60 to about 65 A.I. range”.

During July and September 2009, the Company conducted a number of tests at our Chatsworth, California facility using a commercial scale, (not a small-scale or lab bench test unit) flow-through Green D + Plus System with a daily capability of 200 tons of oil.  The batch volumes ranged from 20 to 40 liters at a time.  Oil samples were sent to Mid Continent Laboratories (Memphis, Tennessee) an independent lab certified by the American Oil Chemists Society (AOCS).  The oil samples were analyzed by Mid Continent before and after treatment.  Mid Continent conducted the analysis in accordance with AOCS official method Ja 4-46 for measuring AI.  Results show better than industry average AI readings which indicate that our Green D+ Plus System is able to produce a yield higher than the industry average. The higher yield/less oil loss is due to a reduction in the consumption of degumming reagents.   Accordingly, our testing indicates that not only does yield improve but costs are reduced as well due to a reduction in the consumption of degumming agents.  There can be no guarantee that the results generated from testing will yield the same savings results in a commercially viable application.

This system is scheduled for operational testing during 2010. Following successful testing, we expect to bring the Green D+Plus to market in the latter half of 2010 or early 2011

The global target market for our Green D+ Plus System includes approximately 300 major (greater than 200 tons per day processing capability) vegetable oil de-gumming plants. The global demand for processed vegetable oils has grown consistently from 84.7 million metric tons in 1999 to 126 million metric tons in 2008. We believe there will continue to be growing demand for technology that processes vegetable oils at lower costs and/or higher yields. To date the Company has sold no products and recognized no revenue.

Biodiesel

Our fully automated Bioforce 9000 NANO Reactor Skid System performs the transesterification process during the production of biodiesel; that is, it fully converts all mono-, di-, and tri-glycerides contained in feedstock (such as animal fats and vegetable oils) into methyl esters (crude biodiesel).  We believe the Bioforce 9000 offers potential advantages including the ability to use multiple feedstocks with up to 3% free fatty acids (FFA) simultaneously.

The first installation of our Bioforce 9000 is included in a biodiesel production plant that is under construction and is expected to be fully operational before the end of 2009 in Moberly, Missouri. The installation of our system in the Moberly, Missouri plant was accomplished through the sale of our system to a third-party sub-contractor pursuant to a standard purchase order.  The total purchase price for the system was $130,000.00.  The material terms of the purchase order are a 20% ($26,000) down- payment and the 80% balance ($104,000) due upon delivery of the system. We received a $26,000 deposit from this third party sub-contractor but have not received the balance, so we are unable to book the transaction as revenue. We allowed our customer, with whom we had a good working relationship, to install our equipment without payment because they themselves had not yet been paid by the contractor working on the Moberly plant installation. At that point in time we had the choice of taking our equipment back, or allowing the transaction to continue with the expectation we would be paid.  We elected to allow the transaction to continue because we felt it was important to have our equipment installed in a plant that was expected to become operational. As of September 28, 2009, our third party sub-contractor (the customer) has not been paid, and we, accordingly, have not been paid.

To date we have sold no products and have recorded no revenue other than $26,000 recorded as Deferred Income on our balance sheet. This amount represents a down payment for the Bioforce 9000 System described above.

We believe the Bioforce 9000 provides a variety of advantages including the consumption of less energy.  The total energy (electricity and steam) required to produce a gallon of industry standard biodiesel using competitive technology ranges from $0.02/gal. to $0.05/gal., depending on production capacity, feedstock, and other factors. Our Bioforce 9000 Skid System applies only to the transesterification portion of the biodiesel production process.  The  energy consumed by a competitive transesterification process  ranges from $0.004 to $0.01 to produce one gallon of biodiesel (the  Hielscher Ultrasonics, GmbH, website at http://www.hielscher.com/ultrasonics/biodiesel_transesterification_01.htm  states “The resulting costs for the ultrasonication vary between 0.1ct and 1.0ct per liter (0.4ct to 1.9ct/gallon) when used in commercial scale”.  Testing suggests that our 24GPM Bioforce 9000 uses as little as 0.08ct for each gallon of biodiesel produced based on 8.20KwH.

The global demand for petroleum-based diesel is about 345 billion gallons/year.  The global demand for biodiesel is only about 3 billion gallons/year.  This number is not expected to grow dramatically in the foreseeable future for a number of reasons.  We have been impacted by the downturn in the worldwide economy and the slowdown in the demand for biodiesel. Failure of congress to renew the biodiesel tax credits would impede growth of the biodiesel market. At this time, there can be no assurance that tax credits supporting the biodiesel industry will be renewed. Factors which can spur the demand for biodiesel and our products include legislation which mandates increased use of biodiesel, a reduction in the cost of raw materials (feedstock) used in the production of biodiesel, and an increase in the price of competitive products such as petroleum-based diesel fuel. These factors along with adverse economic conditions may continue to negatively affect our potential revenues and profitability into the foreseeable future.

Competition

We have a variety of competitors, large and small. The biodiesel market and other markets in which we compete are highly competitive markets offering essentially commodity products. There are a number of competitors in the biodiesel industry, many of which have a longer operating history and stronger financial capabilities than we do, and there is at least one other company which professes to offer hydrodynamic cavitation technology. Other companies use rotor-stator and ultrasonic cavitation technologies. Competitors in the edible oil refining industry include well-known companies which have longer operating histories and stronger financial capabilities than we do. We differentiate ourselves by the designs, processes, and applications described in our patents pending applications. We compete by offering solutions that we believe can reduce operating expenses vis-à-vis current technology.

Due to the nature of our products, we have incurred no costs with respect to environmental compliance with federal, state, and local laws. To our knowledge, our products do not require governmental approval, and we do not foresee that governmental regulations will have a material impact on our business.

Our success will depend in part on our ability to obtain patents, maintain trade secrets, and operate without infringing on the proprietary rights of others both in the United States and other countries.  We have seven patent applications pending and have applied for three international patents which apply to our reactors, systems, and processes.   Our patents pending apply to potential commercial applications in markets such as vegetable oil refining, renewable fuels production, water purification, crude oil yield enhancement, and alcoholic beverage enhancement. We plan to continue to apply for new and improved patents on a regular basis.

There can be no assurances that patents issued to the Company will not be challenged, invalidated, or circumvented, or that the rights granted hereunder will provide proprietary protection or competitive advantage to the Company.

We are a public company with stock traded on the Over the Counter Bulletin Board with ticker symbol CVAT.  Our stock is also traded on the Berlin and Stuttgart Stock Exchanges with the symbol WTC.  Our single location is our headquarters in Chatsworth, CA. We have a total of four employees comprised of four full-time employees and no part time employees and have engaged numerous consultants and independent contractors over the past two years.

Comment 3.

Please disclose the total number of employees and the number of full time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Our amended disclosure will read as follows:

We have a total of four employees comprised of four full-time employees and no part time employees and have engaged numerous consultants and independent contractors over the past two years.

Unregistered Sales of Equity Securities and Use of Proceeds

Comment 4

We reissue comment 5 from our letter dated August 24, 2010.  For each transaction discussed in this section, provide the disclosure required by item 701(d) of Regulation S-K.  For each separate transaction, please indicate the section of the Securities Act or the rule of the Commission under which each exemption from registration was claimed and briefly state the facts relied upon to make the exemption available.  In addition, name the persons or identify the class of persons to whom the securities were sold.  See item 701(b) of Regulation S-K.  We are unable to locate such disclosure for each separate transaction discussed.

Our amended disclosure will read as follows:

On October 3, 2008, the Company issued 210,000 units comprised of five shares of its Series A-1 Preferred Stock (total of 1,050,000 preferred shares) and one warrant to purchase one share of common stock at $0.75 per share for total proceeds of $525,000 which were placed in escrow. Upon the closing of escrow on October 3, 2008, $400,000 was used to purchase 50.5% of the outstanding shares of Bio (see Note 2 to the consolidated financial statements), and the remaining $125,000 was distributed to the Company. The shares of Company stock were sold in compliance with Section 4(2) of the Securities Act of 1933, as amended to 5 accredited, non-affliated investors who had a pre-existing relationship with the Company’s management. Those purchasers were Barhnart Holdings, Ltd., GDK Investments, Gregory Shukman, Tatiana Tessmer and Lyudmilla Yeschenko.  The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to a limited number of accredited investors who had a pre-existing relationship with the Company. No sales commissions or other remuneration was paid in connection with these sales.

On October 24, 2008, the Company entered into a share exchange agreement with Bio in which Bio acquired all of the outstanding shares of the Company’s stockholders. Bio Energy, Inc. issued 18,750,000 shares of its common stock to the stockholders of Hydrodynamic Technology, Inc. in exchange for all the outstanding shares of Hydrodynamic Technology, Inc. Under the terms of the share exchange agreement, Bio performed a 7.5-to-1 forward stock split of its outstanding shares of common stock.

On October 24, 2008, in connection with the reverse merger, all shares of Series A-1 Preferred Stock were converted to common shares of Bio. The accompanying financial statements have retroactively shown the recapitalization for all periods presented. As a result of the merger with Bio, the Company no longer has any Series A-1 Preferred Stock authorized or issued. In connection with the Bio transaction, 410,000 warrants to purchase 410,000 shares of Common Stock of Hydro converted into 279,800 warrants to purchase 279,800 shares of Common Stock of Bio.

On March 17, 2009, the Company filed Amended and Restated Articles of Incorporation, which authorized the Company to issue up to 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, of which 5,000,000 shares are designated as Series A Preferred Stock and 5,000,000 shares are designated Series B Preferred Stock, with the rights, preferences and privileges of the Series B Preferred Stock to be designated by the Board of Directors.  Each share of Common Stock and Preferred Stock has a par value of $0.001.

On March 17, 2009 the Company issued 111,111 shares of Series A Convertible Preferred Stock to Barnhart Holdings, Ltd., a foreign non-affiliated investor at a purchase price of $0.90 per share for a total purchase price of $100,000.  Each share of Series A Preferred Stock is convertible at the owner’s option into 1.125 shares of common stock.  The preferred shares are convertible into shares of Common Stock of the Company at any time at the election of the holder but will automatically convert to Common Stock on March 17, 2012. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to Barnhart Holdings, Ltd. The Company issued restricted shares in connection with this issuance. No sales commissions or other remuneration was paid in connection with these sales.

On April 22, 2009, the Company issued 166,666 shares of common stock at $0.60 per share and 66,666 warrants to purchase 66,666 shares of Common Stock at an exercise price of $1.50 per share for a total consideration of $100,000 to San Francisco Securities Inc, a non-affiliated accredited investor.   The warrants vest immediately and have a contractual life of 3 years. The total value of the warrants issued amounted to $0.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life of 1.5 years, (3) risk free rate of 0.76%, and (4) expected dividends of zero.  The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to San Francisco Securities, Inc. The Company issued restricted shares in connection with this issuance. No sales commissions or other remuneration was paid in connection with these sales.

On June 3, 2009, the Company issued 166,666 shares of common stock to Boris Zheleznyak for a purchase price of $100,000 along with Warrants to purchase 166,666 shares of Common Stock at an exercise price of $0.60 per share.   Boris Zheleznyak is not affiliated with the Company. The above referenced shares of Common Stock and warrants were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Boris Zheleznyak. No sales commissions or other remuneration was paid in connection with these sales.

On June 18, 2009, the Company issued 100,000 shares of Common Stock to San Francisco Securities, Inc. at a purchase price of $0.50 per share along with 100,000 warrants with an exercise price of $1.25 per share. On June 29, 2010, the Company issued 100,000 shares of Common Stock to GDK Investments at a purchase price of $0.50 per share along with 100,000 warrants with an exercise price of $1.25 per share.   San Francisco Securities, Inc. is not affiliated with the Company. The above referenced shares of Common Stock and warrants were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to San Francisco Securities, Inc. No sales commissions or other remuneration was paid in connection with these sales.

The above mentioned warrants vest immediately and have a contractual life ranging from 3 to 5 years.

We issued 530,000 warrants for services in fiscal 2009. The total value of the warrants issued for services amounted to $146,043.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life ranging from 3 to 5 years, (3) risk free rate ranging from 0.845% to 1.23%, and (4) expected dividends of zero.

On December 18, 2008 we issued a 4-year warrant to purchase 33,333 shares of Common Stock to Lyudmilla Yeschenko at an exercise price of $1.50 per share along with a $50,000 promissory note bearing interest at the rate of 12% per annum. Lyudmilla Yeschenkois not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Ms. Yeschenko. No sales commissions or other remuneration was paid in connection with these sales.

On December 20, 2008, we issued a 4-year warrant to purchase 16,667 shares of Common Stock to Christopher Tucker, at an exercise price of $1.50 per share, along with a $25,000 promissory note bearing interest at the rate of 12% per annum. Mr. Tucker not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Mr. Tucker. No sales commissions or other remuneration was paid in connection with these sales.

On December 20, 2008, we issued a 4-year warrant to purchase 33,333 shares of Common Stock to Jeffery Neustadt, at an exercise price of $1.50 per share, along with a $50,000 promissory note beating interest at the rate of 12% per annum. Mr. Neustadt not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Mr. Neustadt. No sales commissions or other remuneration was paid in connection with these sales.

On January 29, 2009 we issued a 4-year warrant to purchase 3,333 shares of Common Stock to Erena Karakis, at an exercise price of $1.50 per share, along with a promissory note in the amount of $5,000 bearing interest at the rate of 12% per annum.   Ms. Karakis not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Ms. Karakis. No sales commissions or other remuneration was paid in connection with these sales.

On February 11, 2009 we issued a 4-year warrant to purchase 66,667 shares of Common Stock to Barnhart Holdings, Ltd. at an exercise price of $1.50 per share, along with a $100,000 promissory note bearing interest at the rate of 12% per annum. Barnhart Holdings Ltd. is not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Barhnart Holdings, Ltd. No sales commissions or other remuneration was paid in connection with these sales.

On February 18, 2009 we issued a 4-year warrant to purchase 3,333 shares of Common Stock to Mark Escalante at an exercise price of $1.50 per share, along with a $5,000 promissory note bearing interest at the rate of 12% per annum. Mr. Escalante is not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Mr. Escalante. No sales commissions or other remuneration was paid in connection with these sales.

On September 22, 2008 we issued 50,000 shares of Common Stock to RL Hartshorn, the Company’s CFO, for services rendered. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008 we issued 40,000 shares of Common Stock to James Fuller for advisory board services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008 we issued 10,000 shares of Common Stock to Damon Germain for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008 we issued 25,000 shares of Common Stock to Paul Knerr for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008, we issued 25,000 shares of Common Stock to Maxim Promtov for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008, we issued 25,000 shares of Common Stock to Varvara Grichko for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008, we issued 25,000 shares of Common Stock to Princeton Research for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 17, 2008, we issued 25,000 shares of Common Stock to Mi GMBH for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 17, 2008, we issued 25,000 shares of Common Stock to Todd Strickland for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 17, 2008 we issued 25,000 shares of Common Stock to Lina Minkovich for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 17, 2008 we issued 25,000 shares of Common Stock to Lilia Dmitrieva for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Shannon Stokes as a performance bonus. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Stacie Jovancevic for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Dmitry Savelyev for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 10,000 shares of Common Stock to Coolgrip International for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 25,000 shares of Common Stock to Mary Michelle Azzato for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Bella Karakis for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Alan Cohen for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 25,000 shares of Common Stock to the Adept Group for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Alex Sulla for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 10,000 shares of Common Stock to Aru Ana, Inc. for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 25,000 shares of Common Stock to Crown Equity Holdings for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 25,000 shares of Common Stock to Crown City Capital Management for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 1,855 shares of Common Stock to Tomer Tal for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On March 11, 2009, we issued 25,000 shares of Common Stock to Gauntam Chakrabarti for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On March 11, 2009, we issued 3,850 shares of Common Stock to Tomer Tal for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On March 22, 2009, we issued 50,000 shares of Common Stock to RL Hartshorn for services rendered. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On April 23, 2009, we issued 9,805 shares of Common Stock to Tomer Tal for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On May 28, 2009, we issued 12,500 shares of Common Stock to Bella Karakis for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On May 28, 2009, we issued 30,000 shares of Common Stock to Michael Psomas for accounting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On May 28, 2009, we issued 8,923 shares of Common Stock to Tomer Tal for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On June 3, 2009, we issued 12,500 shares of Common Stock to Bernard Reich for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On June 30, 2009, we issued 12,500 shares of Common Stock to Stanley Loft for consulting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On October 7, 2008, we issued an option to purchase 50,000 shares of Common Stock at $1.00 per share and an option to purchase 35,000 shares of Common Stock at $2.00 per share to Varvara Grichko.  The option expires on August 31, 2016.

On October 21, 2010, we issued an option to purchase 35,000 shares of Common Stock at a purchase price of $2.00 per share to Barnhart Holdings, Ltd.  The option expires on September 21, 2010.

On October 27, 2008, we issued an option to purchase 35,000 shares of Common Stock at $1.00 per share to James Fuller.  The option expires October 27, 2010.

On October 28, 2008, we issued an option to purchase 50,000 shares of Common Stock at $2.00 per share to Princeton Research of Nevada, Inc.  The option expires September 30, 2009.

On January 19, 2009, we issued an option to purchase 50,000 shares of Common Stock at $1.00 per share and an option to purchase 35,000 shares of Common Stock at $2.00 per share to Gautam Chakrabarti.  The option expires on August 31, 2016.

In summary, for fiscal 2009 we issued 661,303 shares of common stock valued at $639,673 to service providers who provided various services.  We also received $300,000 in cash in exchange for 533,332 common shares. In fiscal 2009, we also issued 111,111 preferred shares for $100,000.  In 2008, we issued 3,456,550 shares of common stock valued at $1,823,400 to service providers who supported largely our research and development activities.  In fiscal 2008, we also issued 1,000,000 shares of preferred stock for $500,000.  Further, for fiscal 2009, we issued warrants to purchase 1,374,421 shares of Common Stock with exercise prices ranging from $0.60 to $1.75 per share.  The warrants vest immediately and have a contractual life ranging from 1.5 to 5 years. The total value of the warrants issued in conjunction with services provided and convertible preferred debt amounted to $195,288.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64% - 148%, (2) expected life ranging from 1.5 to 5  years, (3) risk free rate ranging from 0.85% to 1.55%, and (4) expected dividends of zero.”

Comment 5

We reissue comment six from our letter dated August 24, 2010.  Please confirm that you will include in the amended Form 10-K disclosure required by item 406 of Regulation S-K under the heading Code of Ethics.

The Company has not yet adopted a Code of Ethics due to, among other things, its continuing search for qualified outside directors and committee members.  The Company expects it will adopt a Code of Ethics prior to its next annual filing on Form 10-K and will undertake in such Form 10-K filed with the Commission to provide any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made .

FORM 10K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

Comment 6

Please check the box on the cover page to indicate that you are a smaller reporting company.

We will check the box to indicate we are a smaller reporting company.

Comment 7

Please ensure that the Form 10-K for the fiscal year ended June 30, 2010 is amended to fully comply with all comments previously issued regarding for Form 10-K for the fiscal year ended  June 30, 2009, as applicable.

Our 10K/A for the period ended June 30, 2010 will be consistent with previously issued comments for the fiscal year ended June 30, 2009 (as applicable)

Comment 8

Please disclose the material terms of the agreement with Desmet Ballestra Group and the current status of this licensing and distribution agreement.

We will insert the following description into the 10K/A with respect to the agreement with the Desmet Ballestra Group.

In January 2010 we signed a global Technology License, Marketing & Collaboration Agreement with the n.v. Desmet Ballestra Group s.a. (Desmet) who will market our Green D + Plus Nano Refining System.  Desmet is a global leader in providing equipment to the $70B/yr. edible oil extraction and refining industry.  Since its founding in 1946, Desmet has built a global network that includes 1,300 employees, 17 global and 8 representative offices, and more than 5,700 lines in a variety of applications.

Specifically, Desmet will manage the global marketing, sales, and project execution of our Green D + Plus Nano Refining Systems.  We will focus on developing additional Nano Reactor applications and managing the intellectual property issues associated with these new developments.  Desmet also presents us with potential opportunities in the palm oil industry and in enzymatic refining.

Salient terms and conditions of the agreement include: 1.   We, as licensor will grant licenses to Desmet, licensee, for use of the Green D + Plus Nano Refining technology. 2.  Desmet will be the primary interface with the end-user (site user). 3.  In order to maintain exclusivity, Desmet must license a minimum number of units in each of the first three years of the agreement. 4.  The performance test conducted by Cavitation Technologies, Inc. with regard to each system/license must demonstrate during a test period that the system’s performance achieved contractual performance. 5.  For services provided, we will pay Desmet a variable commission. 6.  The initial term of the agreement is three years and will automatically extend provided Desmet meets the terms of the agreement.  The agreement is currently in good standing.

Comment 9

Disclose the material terms of the arrangement with the South Carolina refining plant.

We will insert the following description into the 10K/A with respect to our arrangement with the South Carolina refining plant.

In June 2010 we completed a pilot test of our 40 GPM NANO Neutralization System at a 200 tons/day commercial crude vegetable oil refining plant in South Carolina. The system has been integrated and is operating at the plant. We have received monthly payments of $5,000.00 from this facility for use of our system since May 2010.  Because there is no written agreement with this client, amounts received were recorded as Deferred Revenue in our balance sheet as of September 30, 2010.  Although there is no written agreement, our understanding of the material elements of this verbal agreement are that this facility will continue to pay us monthly into the foreseeable future for the continued use of our system.

Comment 10

We note the memorandum of understanding with the refining plant in Minnesota.  Please disclose the material terms and file the agreement as an exhibit.

We will insert the following description into the 10K/A with respect to the memorandum of understanding with the refining plant in Minnesota and file the MOU as an exhibit.

In April 2010 we signed a memorandum of understanding with a vegetable oil refining plant located in Minnesota for pilot testing a 40 GPM NANO Neutralization System on a production line that processes 200 ton/day de-gummed oil. The material terms and conditions of the memo included: 1.  The plant was to conduct a test to demonstrate the ability of our system to significantly reduce operating costs in soybean oil refining. 2.  The Minnesota plant pays all costs of installation.  3.  We have the right to access the equipment, operating data, and to collect pre-process and post-process samples. 4.  We received a small one-time payment of $15,000.00 to cover use of our equipment. 5.  The agreement terminated May 24, 2010.

Comment 11

Please repeat in the business section the disclosure in the disclosure under “Royalty Agreements” on page 16.

We will repeat in the business section the disclosure set forth under “Royalty Agreements” on Page 16 of the Form 10-K for the period ended June 30, 2010 which reads as follows:

“We entered into Patent Assignment Agreements with both our President and our CEO, where certain devices and methods involved in the hydrodynamic cavitation processes invented by the President and CEO have been assigned to the Company. In exchange, we agreed to pay a royalty of 5% of future gross revenues to each of the CEO and President for future licensing, leasing, and/or rental revenue generated from products using the assigned technologies. In connection with an employment agreement with a key employee, for any technologies invented by the employee, the Company shall pay a royalty of 5% of future revenues received in the first year and 3% in subsequent years from licensing, leasing, and rental revenues associated with patents assigned from this employee.  As of June 30, 2010,        we have not paid any amounts related to these royalties”.

Comment 12

The disclosure in footnotes three, four and five to the summary compensation table are inconsistent with the representation in footnote two that the stock awards are determined in accordance with ASC 718. Please revise to provide the amount in the summary compensation table that reflects the aggregate grant date fair value.

We note that effective February 28, 2010 the Commission amended Item 402 of Regulation S-K. Under the amendments to Item 402, companies are now required to report the aggregate grant date fair value of any stock or option awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. In our Form 10-K for the years ended June 30, 2009 and 2010, and the period from January 29, 2007 (inception) through June 30, 2010, we did not incorporate this amendment.

We will therefore amend our Form 10-K with the following. Please note that in the interest of brevity, in this response letter we are only showing the part that changed.

As restated

							Non-Equity	Non-Qualified	All
				Stock		Option	Incentive Plan	Deferred	Other
	Year	Salary		Awards (2)		Awards	Compensation	Compensation	Compensation	Totals
Roman Gordon	2010	$195,000		$800,000	(3)	$-	$-	$-	$-	$995,000
Chief Executive Officer	2009	$172,857		$-		$-	$-	$-	$-	$172,857

Igor Gorodnitsky	2010	$195,000	(1)	$800,000	(4)	$-	$-	$-	$-	$995,000
President	2009	$172,857	(1)	$-		$-	$-	$-	$-	$172,857

R.L. Hartshorn	2010	$-		$263,750	(5)	$-	$-	$-	$-	$263,750
Chief Financial Officer	2009	$-		$184,349	(5)	$-	$-	$-	$-	$184,349

Previously stated

							Non-Equity	Non-Qualified	All
				Stock		Option	Incentive Plan	Deferred	Other
	Year	Salary		Awards (2)		Awards	Compensation	Compensation	Compensation	Totals
Roman Gordon	2010	$195,000		$521,673	(3)	$-	$-	$-	$-	$716,670
Chief Executive Officer	2009	$172,857		$-		$-	$-	$-	$-	$172,857

Igor Gorodnitsky	2010	$195,000	(1)	$521,673	(4)	$-	$-	$-	$-	$716,668
President	2009	$172,857	(1)	$-		$-	$-	$-	$-	$172,857

R.L. Hartshorn	2010	$-		$198,168	(5)	$-	$-	$-	$-	$198,163
Chief Financial Officer	2009	$-		$184,349	(5)	$-	$-	$-	$-	$184,349

With respect to this amendment, we have concluded that Item 4.02 of Form 8-K is not applicable because the change is not related to the Company’s consolidated financial statements or a related audit report. We have also concluded that Item 5.02 of Form 8-K is not applicable because this is not related to the establishment or modification of a compensatory plan, but rather it is simply changing the tabular presentation of its cost.

Exhibits

Comment 13

Please ensure that you file as exhibits, or incorporate by reference, as appropriate, in your amended Form 10-K filing the following:  the bylaws, revolving line of credit, the convertible notes payable; the warrant purchase agreement; the company’s stock option plan [etc]

A:  We will file as exhibits or incorporate by reference the relevant documents required to be filed pursuant to item 601 of Regulation S-K.

Consolidated Statement of Operations, Page 20

Comment 14

We note your deemed dividends to preferred stockholders of $6,000 and $118,946, for the years ended June 30, 2009 and 2010, respectively, and your cumulative deemed dividends of $172,825 for the period from January 29, 2007 (inception) through June 30, 2010. We further note that the consolidated statements of operations in your Form 10-K for the year ended June 30, 2009 and for the cumulative period from January 29, 2007 (inception) through June 30, 2009 do not include deemed dividends. Please further explain to us what the deemed dividends represent, tell us how you determined the amounts recorded as deemed dividends, and cite the accounting guidance you followed.

In the Form 10-K for the year ended June 30, 2009 and for the cumulative period from January 29, 2007 (inception) through June 30, 2009, the earnings per share was calculated in Note 4, not on the face of the consolidated statements of operations. When preparing the consolidated financial statements for inclusion in our Form 10-K for the years ended June 30, 2009 and 2010 and the period from January 29, 2007 (inception) through June 30, 2010, we presented this calculation on the face of the consolidated statements of operations.

Additionally, we corrected the number used from $107,835 to $118,946, a difference of $11,111. The difference was the value of the beneficial conversion feature associated with the issuance of Series A preferred stock on March 17, 2009. While it had been properly recorded in the Company’s books and on its consolidated statements of changes in stockholders’ deficit, it had not been included in the earnings per share calculation. Inclusion of this amount did not change the earnings per share.

We performed an analysis under ASC 250 and SAB 108 and determined that since the 11,111 was properly included in the Company’s consolidated statements of changes in stockholders’ deficit, and it furthermore did not change the earnings per share, it was not necessary to restate the Company’s consolidated financial statements as contained in our Form 10-K for the year ended June 30, 2009 and for the cumulative period from January 29, 2007 (inception) through June 30, 2009.

With respect to the basis for recording deemed dividends, they relate to the issuance of Series A convertible preferred stock. Such issuances were made with detachable stock purchase warrants. We performed our analysis in accordance APB 14 and EITF 98-5 (both replaced by ASC 470 as we adopted the Accounting Standards Codification).

The warrants were fair valued using the Black-Scholes option valuation model. That fair value, along with the stated value of the preferred stock, was allocated on a weighted average basis across the proceeds from the offering. As the convertible preferred stock was immediately convertible, the discount applied to the preferred stock as a result of the above allocation was accreted back into the preferred stock as a dividend at the date of issuance.

We then tested whether there was a beneficial conversion feature stemming from the conversion price being lower than the fair value of the common stock that the preferred is convertible into. A beneficial conversion feature was recorded as a deemed dividend upon issuance as the preferred was immediately convertible.

Comment 15

We note the year ended June 30, 2009 net loss available to common shareholders per share of $(0.10) reported in your 2009 Form 10-K differs from the year ended June 30, 2009 net loss available to common shareholders per share of $(0.03) reported in your 2010 Form 10-K due to the deemed dividends now recorded. Please tell us how you considered FASB ASC 250-10 in determining whether an accounting change or error correction has occurred. Also tell us how you considered the reporting requirements of Item 4.02 of Form 8-K for this difference.

Note 4 to the consolidated financial statements included in our Form 10K for the years ended June 30, 2009 and 2010 and the period from January 29, 2007 (inception) through June 30, 2010 states that the weighted average number of shares used to calculate the net loss per share has been retroactively restated to consider the effect of the forward stock split on September 24, 2009 (3 for 1). The 2009 net loss per share reported in the Company’s 2010 Form 10-K differs from the corresponding figure in the Company’s 2009 Form 10-K is due to this split. It is not related to the deemed dividend issue described above.

ITEM 9A(T) Controls and Procedures, page 37
Changes in Internal Control over Financial Reporting, page 38

Comment 16

We note that you concluded your ICFR was ineffective for the period ended June 30, 2009, and effective for the period ended June 30, 2010.  Please tell us how you considered Item 308T(b) of Regulation S-K requirement to disclose any change in your ICFR identified in connection with the evaluation required by paragraph (d) of Rule 240.13a-15 or Rule 240.15d-15 of the Exchange Act that has materially affected, or is reasonably likely to materially affect, your ICFR.   In that regard, it appears to us that this change in your ICFR conclusion would have resulted from a material change in your ICFR.

Our conclusion about the effectiveness of our Internal Controls over Financial Reporting changed from “ineffective” to “effective” as we implemented internal controls which we evaluated as working properly and effectively.  Changes to our design and operations of our controls primarily related to the increased use of outside consultants and implementation of new internal control procedures.

Steps we have taken include:

       a.  With the assistance of an outside consultant, we were able to design, implement, and test  processes and procedures for Internal Controls over Financial Reporting.

       b.  With the help of another outside consultant, we were able to raise our knowledge and expertise of GAAP to a level that is consistent with our conclusion that our internal controls are effective.

       c.  We updated and implemented new internal control procedures which address our risk assessment process, entity level control evaluations, and testing of key controls over financial reporting.

       d.  We continue to monitor our internal control processes and procedures on a regular basis

CAVITATION TECHNOLOGIES, INC.

By: s/Roman Gordon/
Chief Executive Officer